Immune Pharmaceuticals Inc.

Cambridge Innovation Center

1 Broadway 14th Floor

Cambridge, Massachusetts 02142

October 27, 2014

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Daniel Greenspan
Christina De Rosa

Re:	Immune Pharmaceuticals Inc.
Registration Statement on Form S-3, as amended
Originally Filed on September 8, 2014
File No. 333-198647

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Immune Pharmaceuticals Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3, as amended, be accelerated to Tuesday, October 28, 2014, at 09:30 a.m., EST, or as soon as thereafter practicable.

Please note that the Company acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 27, 2014

Any questions regarding this request should be addressed to Merav Gershtenman, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 935-3000.

Thank you very much.

Very truly yours,

IMMUNE PHARMACEUTICALS INC.

/s/ Daniel G. Teper
Daniel G. Teper
Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.
Merav Gershtenman, Esq.